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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                              --------------------

                         COMMUNITY HEALTH SYSTEMS, INC.
                           (Name of Subject Company)

                         COMMUNITY HEALTH SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  203666 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                E. Thomas Chaney
                     President and Chief Executive Officer
                         Community Health Systems, Inc.
                          155 Franklin Road, Suite 400
                           Brentwood, Tennessee 37024
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement).

                                With Copies to:

                            J. Michael Schell, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

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    This  Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated June 11, 1996 (the "Schedule 14D-9"), of Community Health Systems, Inc., a Delaware corporation (the "Company"), filed in connection with the Offer as set forth in the Schedule 14D-9. Capitalized terms used herein shall have the definitions set forth in the Schedule 14D-9 unless otherwise provided herein.

ITEM 2.  TENDER OFFER OF THE PURCHASER.

    The response to Item 2 is hereby amended by deleting the first sentence of the second paragraph thereof and inserting the following in lieu thereof:

    "The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 9, 1996, as amended by an amendment thereto dated as of July 9 1996 (the "Amendment"), (as amended, the "Merger Agreement"), among Parent, the Purchaser and the Company."

    The response to Item 2 is hereby further amended by adding the following to the end of the second paragraph thereof:

    "A copy of the Amendment is attached hereto as Exhibit 13 and incorporated herein by reference."

ITEM 3.  IDENTITY AND BACKGROUND.

    The response to Item 3(b)(1) is hereby amended by deleting the first two sentences of the seventh paragraph thereof and inserting the following in lieu thereof:

    "The Merger Agreement provides that all options (individually, an "Option" and collectively, the "Options") outstanding under any Company stock option plan (the "Stock Option Plans"), whether or not then exercisable, shall be cancelled immediately prior to the Effective Time or, at the request of Parent, prior to the expiration of the Offer and each holder of an Option will be entitled to receive, for each Share subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per Share exercise price of such Option, without interest (the "Option Consideration"). The Merger Agreement also provides that the Option Consideration shall be paid by the Surviving Corporation at the Effective Time or, at the request of Parent, by the Company immediately prior to the expiration of the Offer.

    The response to Item 3(b)(2) is hereby further amended by adding the following:

    DEBT TENDER OFFER. Pursuant to the Merger Agreement, on June 11, 1996, the Company commenced an offer to purchase for cash all of its outstanding 10 1/4% Senior Subordinated Debentures due 2003 (the "Debentures"), for an amount of cash equal to 107.75% of their principal amount ($1,077.50 per $1,000 principal amount), plus accrued and unpaid interest to, but not including, the payment date, as more fully described in the Offer to Purchase and Consent Solicitation Statement dated June 11, 1996 (the "Debenture Offer"). In connection with the Debenture Offer, the Company is also soliciting consents to certain proposed amendments (the "Proposed Amendments") to the Indenture, dated as of August 11, 1993, relating to the Debentures, and is offering to pay (i) to each holder of Debentures as of the record date who validly consents to the Proposed Amendments prior to the consent date an amount in cash equal to .75% of the principal amount ($7.50 per $1,000 principal amount) of the Debentures for which consents have been validly delivered and not revoked as of the consent date, whether or not the Debenture Offer is consummated (the "Early Consent Payment"), and (ii) if the Debenture Offer is consummated, to each holder who validly consents to the Proposed Amendments prior to the expiration date of the Debenture Offer an amount in cash equal to $1.25% of the principal amount ($12.50 per $1,000 principal amount) of the Debentures for which consents have been validly delivered and not revoked prior to the expiration date of the Debenture Offer.

    On June 26, 1996, Parent, the Purchaser and the Company entered into a letter agreement with respect to the Debenture Offer, whereby (a) the Company agreed to make the Early Consent Payment

                                       1
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with  respect to the Debenture  Offer and (b) the  Purchaser agreed to reimburse the Company for such payment, under certain circumstances, if the Merger Agreement is terminated. The letter agreement is filed as Exhibit 14 hereto and is incorporated herein by reference.

    On June 27, 1996, the Company issued a press release announcing the execution of a supplemental indenture, containing the Proposed Amendments, in connection with the Debenture Offer. The press release is filed as Exhibit 15 hereto and is incorporated herein by reference.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    The response to Item 6(a) is hereby amended by deleting such response and inserting the following in lieu thereof:

    "Except as set forth in Annex C hereto and as set forth below, to the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company. On June 25, 1996, James T. McAfee, Jr., a director of the Company, transferred 43,591 Shares to a newly established trust and 28,847 Shares to Mercer University."

    The response to Item 6(b) is hereby amended by deleting such response and inserting the following in lieu thereof:

    "Except as set forth below, to the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has sole dispositive power to the Purchaser. Messrs. Ragsdale and Chaney have been advised that if they are offered the opportunity to invest in the equity of the Parent and if they decide to accept any such offer, it could be desirable to effect such investment through an exchange of Shares for shares of Parent common stock. Accordingly, although no final decision has been made, Messrs. Ragsdale and Chaney may, in order to maximize their planning flexibility, tender less than 100% of the Shares over which they have sole dispositive power."

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

    The response to Item 9 is hereby amended and supplemented by adding the following:

   EXHIBIT
     NO.
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
Exhibit 13.    Amendment,  dated as of July 9, 1996, to the Agreement and Plan of Merger, dated as of June 9, 1996 among Community Health Systems, Inc., FLCH Holdings Corp., and FLCH Acquisition Corp.

Exhibit 14.    Letter Agreement, dated June 26, 1996, by and among Parent, the Purchaser and the Company.

Exhibit 15.    Press Release issued by the Company, dated June 27, 1996.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 1996                       COMMUNITY HEALTH SYSTEMS, INC.

                                          By /s/ E. THOMAS CHANEY
                                            ------------------------------------
                                            Name: E. Thomas Chaney
                                            Title:  President and Chief
                                          Executive Officer

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                               INDEX TO EXHIBITS

   EXHIBIT
     NO.                                               DESCRIPTION
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
Exhibit 13.    Amendment, dated as of July 9, 1996, to the Agreement and Plan of Merger, dated as of June
                9, 1996 among Community Health Systems, Inc., FLCH Holdings Corp., and FLCH Acquisition
                Corp.

Exhibit 14.    Letter Agreement, dated June 26, 1996, by and among Parent, the Purchaser and the Company.

Exhibit 15.    Press Release issued by the Company, dated June 27, 1996.

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                                                                      EXHIBIT 13

                                   AMENDMENT

    Each of the parties to the Agreement and Plan of Merger, dated as of June 9, 1996 (the "Merger Agreement") among Community Health Systems, Inc. (the "Company"), FLCH Holdings Corp. ("Purchaser"), and FLCH Acquisition Corp. ("Merger Sub") hereby agrees to the following amendment to the Merger Agreement effective as of the date hereof:

    Section 5.2(d) shall be amended by deleting the first two sentences of such paragraph and inserting in lieu thereof:

    "All options (individually, an "OPTION" and collectively, the "OPTIONS") outstanding under any Company stock option plan (the "STOCK OPTION PLANS"), whether or not then exercisable, shall be canceled immediately prior to the Effective Time or, at the request of Purchaser, prior to the expiration of the Offer and each holder of an Option will be entitled to receive, for each share of Common Stock subject to an Option, an amount in cash equal to the excess, if any, of the Merger consideration over the per share exercise price of such Option, without interest (the "OPTION CONSIDERATION"). Payment of the Option Consideration pursuant to this SECTION 5.2(D) shall be made by the Surviving Corporation at the Effective Time or, at the request of Parent, by the Company prior to the expiration of the Offer.

Dated: July 9, 1996                       COMMUNITY HEALTH SYSTEMS, INC.

                                          By: /s/ KAY W. SLAYDEN
                                             -----------------------------------
                                             Name: Kay W. Slayden
                                             Title:  Chairman of the Special
                                          Committee

                                          FLCH HOLDINGS CORP.

                                          By: /s/ THOMAS H. LISTER
                                             -----------------------------------
                                             Name: Thomas H. Lister
                                             Title:  Vice President

                                          FLCH ACQUISITION CORP.

                                          By: /s/ THOMAS H. LISTER
                                             -----------------------------------
                                             Name: Thomas H. Lister
                                             Title:  Vice President
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                                                                      EXHIBIT 14

                              FLCH HOLDINGS CORP.
                             FLCH ACQUISITION CORP.
                           C/O FORSTMANN LITTLE & CO.
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153

                                                                   June 26, 1996

Community Health Services, Inc.
155 Franklin Road
Suite 400
Brentwood, TN 37027-4600
Attention: Chairman of the Board and
         Chairman of the Special Committee

        RE: Agreement and Plan of Merger, dated as of June 9, 1996 (the "Agreement"), between
              FLCH Holdings Corp. ("Purchaser"), FLCH
              Acquisition Corp. and Community Health
              Systems, Inc. (the "Company")
Gentlemen:

    This will confirm our agreement as follows: (i) the Company will make the Early Consent Payment referred to in the Company's Offer to Purchase and Consent Solicitation Statement, dated June 11, 1996, with respect of the Debenture Offer (as defined in the Agreement), and (ii) the Purchaser will reimburse the Company for such payment if the Merger Agreement is terminated, unless such termination occurs under the circumstances described in Section 11.5(b)(2) of the Merger Agreement, in which event such reimbursement shall not be made except to the extent that such Early Consent Payment, together with the other expenses to be reimbursed to Purchaser under Section 11.5(b)(2), would exceed $15,000,000.

                                          Sincerely,

                                          FLCH HOLDINGS CORP.

                                          By: /s/ THOMAS H. LISTER
                                             -----------------------------------
                                             Name: Thomas H. Lister
                                             Title:  Vice President

                                          FLCH ACQUISITION CORP.

                                          By: /s/ THOMAS H. LISTER
                                             -----------------------------------
                                             Name: Thomas H. Lister
                                             Title:  Vice President

AGREED TO AND ACCEPTED AS OF THE
DATE SET FORTH ABOVE:

COMMUNITY HEALTH SERVICES, INC.

By: /s/ TYREE G. WILBURN
   -------------------------------
   Name: Tyree G. Wilburn
   Title:  Senior Vice President
and Chief
        Financial Officer
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                                                                      EXHIBIT 15

                    [LETTERHEAD OF GEORGESON & COMPANY INC.]

                              CONTACT:
                              Arthur B. Crozier
FOR IMMEDIATE RELEASE         Georgeson & Company Inc.
June 27, 1996                 (212) 440-9861

COMMUNITY HEALTH SYSTEMS ANNOUNCES EXECUTION OF
SUPPLEMENTAL INDENTURE IN CONNECTION WITH ITS
10 1/4% SENIOR SUBORDINATED DEBENTURES

    BRENTWOOD, TENNESSEE -- Community Health Systems, Inc. announced today that as of 5:00 p.m., New York City time, on June 25, 1996, valid consents in respect of $89,753,000 aggregate principal amount of outstanding Debentures had been received by the depositary (and not thereafter revoked) in connection with the Company's offer to purchase for cash all of its outstanding 10 1/4% Senior Subordinated Debentures due 2003 and the solicitation of consents to certain proposed amendments to the Indenture, dated as of August 11, 1993, relating to the Debentures. A supplemental indenture containing the proposed amendments was executed by the Company and the indenture trustee on June 25, 1996. The proposed amendments, however, will not become operative unless and until the Debentures are accepted for purchase by the Company, which is expected to occur promptly after the expiration of the offer.

    Pursuant to the terms of the Offer to Purchase and Consent Solicitation Statement dated June 11, 1996 (the "Offer to Purchase"), the Early Consent Payment (as defined in the Offer to Purchase) is being paid by the depositary, on behalf of the Company, to each registered holder of Debentures as of the record date for the offer who validly consented to the proposed amendments on or before June 25, 1996.

    The offer commenced on June 11, 1996 and is scheduled to expire at 12:00 p.m., midnight, New York City time, on July 9, 1996, unless extended. The offer is being made, and the consents are being solicited in connection with, the acquisition of the Company by an affiliate of Forstmann Little & Co.

    Debenture holders may obtain information relating to the offer by contacting either Lehman Brothers, the dealer manager in connection with the offer, at
(800) 438-3242, or Georgeson & Company Inc., the information agent in connection with the offer, at (800) 223-2064.